

September 21, 2010

Leo Shi Young
President and Chief Executive Officer
Solar EnerTech Corp.
655 West Evelyn Avenue, Suite #2
Mountain View, CA 94041

> **Re: Solar EnerTech Corp.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2010**
> **File No. 333-169045**

Dear Mr. Young:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please add the units you are offering as securities to be registered in the fee table.

2.   Tell us how your calculation of the registration fee is consistent with Compliance and Disclosure Interpretation response 240.05 of Securities Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Prospectus Cover Page

3.   Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Securities Act Rule 430A. See Regulation S-K Item 501(b)(2). Please revise to include all non-Rule 430A information here and throughout your document.

4.   Tell us whether you plan to circulate a preliminary prospectus.

5.   We note that you have omitted from the prospectus the price at which you will offer units, and that there may be one or more closings of the offering as indicated on page 70. Please confirm that you will revise to include the fixed offering price of the units and exercise price of the warrants, and that you are not conducting an at-the-market offering pursuant to rule 415(a)(4).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric Wang, Esq.
                 DLA Piper LLP (US)